TRANSCRIPT ANALYST CALL 21 December 2010

Mr Feike Sijbesma, CEO/Chairman of DSM Managing Board
Mr Stephan Tanda, Member of the Managing Board/Life Sciences Clusters
Mr Rolf-Dieter Schwalb, CFO/Member of DSM Managing Board
Mr Hans Vossen, DSM Investor Relations

1	DSM Analyst call 21 December, 2010

Mr Vossen: Ladies and Gentlemen, welcome to the conference call on the announcement of the signing of a definitive agreement for the acquisition by DSM of all of the outstanding shares of Martek, in an all cash transaction.

Sitting here with me are Mr Feike Sijbesma, CEO and chairman of the managing board, Mr Rolf-Dieter Schwalb, CFO and member of the Managing Board and Mr Stephan Tanda, Member of the Managing Board responsible for the Life Sciences clusters. They will elucidate the details of this announcement and, after that, will answer your questions.

In conjunction with the discussion today, I would like to direct you to the presentation that was attached to our e-mailed press release of this morning, or alternatively, you can access the presentation through the investor section on our website or via the audio cast on our website.
We will speak today about our intention to launch a tender offer to acquire all of the outstanding shares of Martek. As that tender offer has not yet commenced, I would like to point you to the discussion on slide 2 of this presentation regarding Additional Information.

The tender offer described in this news release has not yet been commenced. This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Martek intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek intend to mail these documents to the stockholders of Martek. These documents will contain important information about the tender offer and stockholders of Martek are urged to read them carefully when they become available. Stockholders of Martek will be able to obtain a free copy of these documents (when they become available) and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

2	DSM Analyst call 21 December, 2010

This presentation contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A of Martek’s Form 10-K for the fiscal year ended October 31, 2009, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

And with that, I will hand over to Feike.

3	DSM Analyst call 21 December, 2010

Mr Sijbesma: Thank you. Ladies and Gentlemen, welcome to this conference call.
Before we answer your questions, let me provide a brief overview of this morning’s announcement and tell you why we are so excited about the acquisition of Martek.

We are delighted today to announce a significant step forward for our Nutrition cluster with the acquisition of what we believe will be a major new growth platform for our business. The acquisition of Martek is entirely consistent with our growth strategy as a Life Sciences and Materials Sciences company.

Particularly, we feel this fits well with our emphasis on the opportunities in natural and healthy ingredients. In this case, PUFAs, poly-unsaturated fatty acids, which we will discuss in more detail shortly.

We believe that Martek is an excellent standalone company. But what truly excites us is our ability to add significant value by leveraging our global market reach, our technology base and application skill capabilities in order to build on Martek’s strong position in infant formula. Also to help accelerate the further growth in markets outside the US, as well as in non-infant formula markets, like food, feed and nutritional supplements.

When I speak about nutritional supplements it is worth noting Martek’s Amerifit division. This was a business acquired early this year by Martek, specializing in commercializing innovative supplement brands in consumer channels. The emphasis here for Martek was to help facilitate their growth in the supplements market for Omega-3 - DHA and Omega-6 - ARA and they are seeing strong signs of progress here. We think there may also be some significant opportunities in using Amerifit to accelerate growth in some of our existing ingredients within the Nutrition cluster.

As many of you know, a big part of what makes Martek special is their algae and other microbial-based technology. This has been the key enabler in the development of a non-fish-oil source of omega-3 fatty acids. Going forward, and we will talk about their pipeline in greater detail a bit later, their complementary technology expertise has also opened up a number of other opportunities in biotechnology-based areas, which Martek has been investing in for some time. When we look at those, together with a number of the initiatives we have ongoing within DSM, we see a number of areas where together we may be even better positioned to capture attractive growth opportunities.

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It is worth noting that we know Steve Dubin the CEO and the team at Martek very well. We have had a partnership for many years, supplying their key base material for their ARA product needs, and the two teams work together both on the technical side and the commercial side. This is a big part of why we feel that the cultural fit is strong and why we feel the integration risk here is lower than in many other acquisitions. Furthermore, we have complementary IP portfolios that will enhance the competitiveness of the combined businesses going forward.

The last point I would make before we move on, is that this transaction will be immediately accretive to our earnings per share. And that is why it is such an attractive opportunity; it is a growth enhancing deal which gives us an innovative biotechnology-based company, and is still accretive from day 1. Our CFO will elaborate on this further shortly.
Our agreement with Martek is for an all-cash transaction, at a price of $31.50 per share.

This price represents a premium of 35% compared to yesterday’s closing share price. We believe this is compelling for Martek’s shareholders and reflects the high quality franchise that the Martek team has built.

At 31 October 2010, the end of their fiscal year Martek had a net cash balance of $ 64 million.

5	DSM Analyst call 21 December, 2010

Our offer is approved by the DSM Supervisory Board as well as having a recommendation by the Board of Directors of Martek.

We expect to commence our tender offer after the start of the new year, and we expect that to be between 10 January 2011 and 25 January 2011 and for it to remain open for at least the statutory period of 20 business days.

Closing of the transaction is subject to customary conditions, including the receipt of required regulatory approvals as well as a minimum tender condition of a majority of Martek’s shares. So we expect the tender process to close in February 2011, and the transaction to close in first or second quarter 2011.

Martek employs some 600 people. It’s headquarter is in Columbia, Maryland, with additional offices in Colorado, Kentucky, South Carolina and Connecticut.

Fundamentally, we believe this is a transaction that is highly attractive to both our own and to Martek shareholders.

Turning to the next slides, to give you a bit more of a description of Martek and why we think it fits so well within DSM, and particularly the Nutrition cluster.

Let me take a few minutes to put this announcement into the context of our nutrition strategy.

As we have talked about in other presentations with the market, we want to position our businesses to participate in the key demographic and societal trends affecting the world. Hence our focus on products that achieve health benefits for our customers, are sustainable, and relevant for both developed and developing economies.

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There is significant clinical research that points to a variety of health benefits of PUFAs. Martek immediately launches us into the infant formula market, one of the most important end markets for PUFAs, in a significant way.

Moreover, the fact that Martek utilizes an algae fermentation technology platform instead of using fish oil creates benefits both from a product differentiation standpoint, as well as bringing us a new technology base.

Now, to discuss Martek itself in more detail, let me ask Stephan Tanda, our managing board member responsible for our nutrition businesses to continue.

Mr Tanda: As you can see from the chart on the top right, Martek has been a strong growth company, and has grown its revenues substantially over the past 7 years. In 2010, you can see a step-up in the revenues from the addition of the Amerifit sales. Please note that the sales figures and estimated EBITDA of Martek for the fiscal year 2010 do not reflect a full year of Amerifit.

The key business area for Martek continues to be Polyunsaturated fatty acids, especially for the infant formula market, where their position in microbial DHA and ARA makes them the clear market leader. They are the partner-of-choice for the key major global players in the infant formula business with long-standing contractual agreements, many of which have been recently renewed until 2014 to 2016.

As we mentioned earlier, they have a very strong position with their algae-based technology. While this has been key to the infant formula business, they are also working hard on applying this to a range of additional markets. It’s in these new markets where we really think we can help to accelerate that growth. If you look at their size and scale, versus our own, we can help to drive the business forward in regions like Europe, Asia, and Latin America and in product areas like food and beverage, feed and dietary supplements. These are core markets for DSM but areas which Martek has only recently begun to penetrate.

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DSM is a unique partner and has a long-standing track record of growing global businesses in competitive environments, in particular providing support through our strong and established marketing and sales, and application development competences.

On slide 8, here is a bit of background on Omega-3 and Omega-6, where Martek is a clear leader.

Polyunsaturated fatty acids (PUFAs), namely Omega 3–DHA and Omega 6-ARA, are an established health ingredient category which has gained increasing acceptance and credibility, though it is still in a relatively early stage of development.

There is strong scientific evidence that PUFAs have a wide variety of health benefits including playing a key role in the development of brain function, the nervous system and cardiovascular health.

Dominant applications are in infant formula and emerging in food & beverage, dietary supplements and feed.

The PUFA category has attractive growth characteristics, having experienced high double digit growth over the past ten years. We fully expect double digit growth to continue in this category.

Martek is the leader in microbial derived PUFAs, providing a sustainable and vegetarian source of products. It has two branded products life’sDHA and life’sARA.

As shown on Slide 9, Martek has a strong position in the US infant formula market. The science on the health benefits of PUFAs for infant development is clear and almost all suppliers of infant formula include DHA and ARA in their brands, such as Enfamil® Lipil® from Mead Johnson, Similac® Advance® from Abott, Good Start® Supreme from Nestlé, S-26 Gold® from Wyeth, and Neocate® from Danone.

8	DSM Analyst call 21 December, 2010

Outside the US, millions of children are being fed with non-fortified formula. That is true in high growth economies such as Asia, but for fortified infant formula, Europe also represents an “emerging market” and one which we believe we can help to develop more rapidly.

Given population demographics, Asia, Latin America and other high growth economies will be a key driver and we believe that a number of factors here help to create a strong growth opportunity, including an increase in wealth and urbanization, which help to create demand. Many consumers in these markets, especially when it comes to infant nutrition, are also willing to pay a premium for Western brands and products. And the algal-nature of Martek’s products, as opposed to the conventional fish-oil derived, will allow us to offer a vegetarian alternative, which will clearly be important for markets like India.

We believe we can help significantly accelerate the growth of the business globally, as compared to what they would have been able to achieve on their own, by leveraging our global market reach, technology base and application skill capabilities.

Not only from a growth perspective, but also from a cost perspective, we should be able to operate the business outside of the US more efficiently as well.

On slide 10, we turn to technology and the unique fit that we think the two companies have together.

Martek has built an exciting pipeline of growth opportunities, based on their algal and other microbial-based biotechnology platform. Interestingly, from a market perspective, we are looking at a number of markets in common, just coming at them from a different technology set. When we look at what Martek does and combining that with some highly complementary technology in DSM, like yeast and other micro organisms, enzymes, and some areas of advanced chemistry, we think the fit offers some really exciting opportunities.

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On slide 11, we have illustrated some of the other growth areas that Martek has been focused on, as they have looked to apply their products outside of infant formula.

In the food & beverage market, in dietary supplements and in feed, we believe there are really exciting growth opportunities. Most of that being B2B but also now, with Amerifit, with some of them being B2C. If you look at Martek’s public disclosures and the revenue growth they have demonstrated in these businesses over the past few years, you will get a sense for why we are so excited about what we can do if we combine their business with DSM.

On Slide 12, we have summarized why we believe this is such an exciting step for Nutrition’s growth strategy.

On the left hand side, are the objectives that we talked about for our Nutrition cluster on our last Capital Markets Day in September:

•	Use innovation headroom for further differentiation

•	Look for acquisitions where we can leverage our unique scale and infrastructure

•	Being responsive to the market trend towards natural ingredients

•	And having the ability to improve the cost position to be in-line with the lowest in each segment

And on the right you can see how the acquisition of Martek is a perfect fit with that.

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Now for the financials I hand over to Rolf-Dieter Schwalb.

Mr Schwalb: As Feike and Stephan discussed from a strategic point of view, let me also affirm that from a financial standpoint, this acquisition is entirely consistent with our targets for our Nutrition cluster. We believe there will be significant revenue synergies and that it will be accretive to the Nutrition cluster EBITDA margins, given the highly attractive profitability of Martek.

We will fund the transaction entirely from our available cash and we are comfortable that this fits nicely within the bands we have established with the rating agencies. Standard & Poor’s recently upgraded us to A ‘flat’ and Moody’s rates us A3, both with a stable outlook.

As Feike discussed earlier, this transaction will be EPS accretive from the start, which we feel is fairly unique for such a growth opportunity. We anticipate that the acquisition of Martek will add 15 to 20 euro cents to the earnings per share on a full year basis.

To conclude, we are truly excited to announce this transaction, which we believe fully supports DSM’s growth strategy as a Life Sciences and Materials Sciences company.

It is entirely consistent with the strategy of the Nutrition cluster 'continued value growth' with our focus on natural and healthy ingredients, adding a new growth platform for natural, healthy PUFA nutrition ingredients.

We believe there are tremendous growth synergies by bringing our two organizations together, particularly where DSM will be able to leverage its global infrastructure to build on Martek’s strong position in infant formula and develop it further.

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It will be immediately accretive to our earnings per share by EUR 0.15 to EUR 0.20 on a full year basis and will accelerate our growth and our progress towards achieving our profitability targets for 2013. We have announced a lot of strategic progress in the last few weeks and I can just tell you that standing here, at the end of 2010, we feel very good about achieving the ambitious targets we have set for ourselves.

Before opening the lines for questions let me say the following. Thank you all for accompanying us in a constructive, sometimes very positive and sometimes critical way during 2010. I hope you are satisfied with our year-end final spurt, including the completion of our divestment program with the Elastomers' announcement of last week, the closing of Special Products also last week and then the first acquisitions, the AGI acquisition in Taiwan for UV resins, also today's acquisition of Martek and the Sinochem Anti Infectives partnership, all of that the last two weeks.

Thank you and with that, I would like to open the floor for questions.

QUESTIONS AND ANSWERS

❖	Heide Vesterinen - JP Morgan

Good morning and congratulations on the announcement. I have three questions.
First, I wonder if you could talk to us a bit more about the PUFA-market: what sort of growth rates do these various products enjoy and who are the main competitors?

Secondly, you have provided a revenue history on slide 7. Could you talk about profitability over time please? Has this business always enjoyed such an attractive margin?

Lastly, I wondered if you could comment on whether you are looking to add capacity to be able to service the global market and, if so, what sort of Capex requirements are we talking about?

12	DSM Analyst call 21 December, 2010

Mr Tanda: The PUFA-market over the last ten years: there are a lot of studies available. It has grown in the high double digit range. We fully expect it to continue to grow in the double digit range.

With your question on slide 7: in fact the margins of Martek have been consistently at the high level.

Finally, of course over the next ten-year period we will add capacity but the ability to de-bottleneck and remount capacity is quite substantial.

Mrs Vesterinen: Thank you very much!

❖	Evgenia Molotova - UBS

Good morning! I have three questions. Thank you for taking them.

The first question is connected to the risks of the business. As far as I understand there is patent expiration in infant formula in 2011 and 2013. What does that mean for the profitability of the business?

My second question is sustainability of the margins. As far as I understand in DHA there is considerable price pressure and around 77% of sales are coming from the five largest customers. What does this mean in terms of sustainability of margin and how do you see whether there is margin erosion going forward?

The next question is connected with women, infants and children-[funded] sales in the US. Currently, the legislation is changing and what kind of risk does this pose to your business?

13	DSM Analyst call 21 December, 2010

The last question is on the return of capital employed. Can you please comment on what kind of return on capital employed you plan to achieve from the business? How is this compared to the static return on capital employed that you currently for DSM after all divestitures that you have done?

Mr Sijbesma: Let us start on the last question on capital employed with Rolf-Dieter and then I will ask Stephan to deal with all the risks you mentioned.

Mr Schwalb: First, I would like to confirm that because of the attractiveness of that business we feel completely comfortable that we will clearly achieve our 2013 target of return on capital employed in excess of 15%. We have no doubts about that.

On the other side, of course I have to say that you have a kind of goodwill in the end, also in your capital employed, when you do an acquisition. Especially initially, when you have fast depreciation on certain assets which you acquire and which after closing still depend on the final evaluation of the new balance sheet, based on the merger accounting rules. There is also a kind of negative effect of a small nature on the total return on capital employed, but overall for DSM we will clearly achieve our return on capital employed, despite that acquisition and despite a certain goodwill, which will be on the balance and which as of today cannot be completely known yet.

Mrs Molotova: And what kind of return does the business of Martek achieve now?

Mr Schwalb: This is a detail we do not answer. I can only see what they publish on their website as a number. But also for our business clusters we do not report on that level.

Mr Tanda: On your questions around patent expirations there is a couple of points to make. It is correct that there are two patents expiring between 2011 and 2014. However, other product have pendant patent applications and including DSM's own patents will continue to provide protection in this and in other areas for the next decade. The two patents are really to be seen in the context of over 350 patents and over 500 patent applications that Martek has covering the product, production process and the applications of DHA, ARA and other long-chain PUFAs. Please also consider that Martek has successfully pended its patent [..] in a number of challenges, in some instances together with DSM. New application of the algea-based development platform also … applied also the subject of numerous new patent applications. In this context it is also understandable why most of the customers have extended the long-term supply agreement well beyond the expiration date of these two patents that expire between 2011 and 2014. They have obviously done their own assessment.

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In addition, I would highlight that the infant formula business is in fact one that is served by large global customers who are specialized in serving that market. There are very special needs in that market. There is a very high sensitivity for quality, reliability, trade stability, no contamination and from a competitive point of view of course that is also a quite significant entry barrier before you make a switch in that kind of market segment.

Mrs Molotova: One small question, if I may, on the prolongation of the […] expiration. Does this have any effect on the pricing when accounted for prolonged …?

Mr Tanda: Martek has quite extensively commented on that impact and I would direct you to their website.

Mrs Molotova: Thank you!

Mr Tanda: On your last question about the WIC-program we do not expect any changes in there.

Mrs Molotova: Thanks a lot!

15	DSM Analyst call 21 December, 2010

Mr Tanda: Maybe for the other people on the call, this is a program in the United States that supports the purchasing of infant formula particularly for low income customers.

❖	Jan van den Bossche - Petercam

Good morning, I have two questions. First of all, could you give some indication on the geographical profile of Martek's top-line? I could not find that on their website.

Secondly, like you already mentioned in the introduction, DSM and Martek already have a longstanding relationship, DSM supplying some of the key essentials for the ARA-product. What will be the net impact for DSM in 2011?

Mr Tanda: As far as the geographic split of their top-line I would really direct you to the marketing material they have in their 2009 Annual Report on their website as well as significant information, the most recent Q3 results. In general, most of their sales are through the United States customers in US dollars, but a significant part of that gets those customers export to other parts of the world.

Mr Schwalb: On your second question: for a running year like 2011 we estimate additional sales on net of our then internal sales -- but for a full-year effect -- to be around EUR 270 million, EUR 280 million and maybe EUR 290 million.

Mr van den Bossche: If I can come back on the geographical break-down? I will need to look further on the website then, but is it fair to say that today the lionshare is coming from the US and that there is growth potential outside the US, where also part of the rationale is coming from for DSM?

Mr Tanda: In general, that is correct. Let me build on that a little bit further. We see the following growth opportunities we can have. One is infant formula outside of the United States. Two, food and beverage applications globally, where Martek has only started to penetrate. Three, dietary supplements globally and four, feed markets. In addition to that, we see some very important opportunities -- but they are in the pipeline -- in the area of industrial biotechnology.

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Mr van den Bossche: And you believe that although these areas are still quite small that their growth will be sufficiently strong to balance any kind of saturation or maturation on the US side?

Mr Tanda: Yes.

Mr van den Bossche: Thank you!

Mr Sijbesma: Of course, there is a big growth opportunity globally. We are talking about large markets here. Martek has so far mainly focused on the US and mainly has US operations. Of course, that is one of the strategic rationales: we leverage that globally.

Mr van den Bossche: Thanks a lot!

❖	Mutlu Gundogan - RBS

Good morning, gentlemen and congratulations with this step forward. I have a couple of questions. First of all, I saw some statements on Bloomberg that this acquisition is more about growth than synergies. Can you tell us what kind of growth or synergies you are targeting?

Secondly, despite the sales CAGR of 14% in the last seven year Martek's share price has come down from a peak of US$ 70. Can you tell us why that was?

Thirdly, as of when do you expect this deal to be value-enhancing?

17	DSM Analyst call 21 December, 2010

Mr Tanda: I will leave the last question to Rolf-Dieter. On your first question on the growth drivers: I just covered those but let me say it again. One is infant formula outside of the United States, two is food and beverage applications worldwide where penetration has just started at dietary supplements, particularly in areas where people prefer a non-fish oil source, so vegetarian. Fourth, feed applications.

Now of course, like in any acquisition there are cost synergies. We will realize those cost synergies but in the overall context of the transaction they are not major.

Mr Gundogan: Can you indicate what kind of growth you can add? Just give us a ballpark number?

Mr Tanda: We so far comment that we continue to see growth in the double digit range.

Mr Gundogan: Okay.

Mr Tanda: Let me not speculate on the share price. It is obviously individual investors making their assessment about the future of Martek but we clearly believe that together the future is much better.

Mr Schwalb: As to your question on value-enhancing: if I do not fully answer your question then please it more specific. I would generally say that it is value-enhancing from the beginning. As we said in the introductory remarks it is immediately EPS-enhancing, from year one, by EUR 0.15 to EUR 0.20 per share. The cash EPS is even much higher obviously, because you know we have a huge cash file and the income on that is rather limited, to say it this way. If that does not answer your question, please make it more specific.

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Mr Gundogan: Indeed, I was more focused on the return you will make on the investment. Will that also be enhancing in the first year, so over your WACC?

Mr Schwalb: We compare ROCE of course at the beginning because of the different merger accounting rules and the way you have to do certain step-ups of the balance sheet of the target company. At the beginning it will be slightly dilutive but as I answered on an earlier question, overall for 2013 where we have set the 15%, we will clearly achieve that.

Mr Gundogan: Thank you.

❖	Peter Mackey - Morgan Stanley

Thank you. Most of my questions have been answered by now, but I have a couple of further ones.

Firstly, I just want you to clarify exactly what you paid for the business. The US$ 1,087 million, is that the equity value that you are paying for the business, so we should deduct the US$ 64 million net cash? Or is it in fact an enterprise value?

Secondly, I am just trying to get an idea of the growth of Martek in the US given the penetration of the fortified infant formula market. Has Martek been taking market share dramatically in the US or has it been sort of growing with the penetration of the fortified product?

Can you give us an idea of perhaps the global share or global penetration of fortified formula in comparison with the US, if that is approaching 100%?

Mr Schwalb: Let me start with the first question. Yes, the US$ 1.087 billion is simply the US$ 31.50 per share times the number of shares. Then you have to deduct the cash on hand, which as per last fiscal year-end -- so end of October this year -- was 64 million. Of course, it remains to be seen what it will be when the acquisition closes, but based on the cash generation of the company it will be higher. So, the net effect would then be today, as of October 31, US$ 1.023 billion but at the end maybe even lower.

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Mr Tanda: Let me give you a couple of data points, first on growth rates. You will see that on December 8, Martek announced its full year results. In that you see the following numbers. Instant formula growth in the financial year 2010 was 11%. That accounts for 73% of the sales. Food and beverage growth was 59%, still only 4% of sales, pregnancy nursing growth was 22%, accounting for about 8% of sales. The Amerifit sales was 61.4 million, which was about 14% of the total. The total sales growth of Martek was 32%, excluding Amerifit it was 15%.

Now, on your question around the United States: in the United States Martek pretty much had nearly all customers with ARA and DHA. The penetration in the United States is pretty much completed. In all other regions, Europe, Latin America, South East Asia, and China the penetration is very low and there is tremendous headroom both from penetration of the existing market of course as people move to the middle class in large numbers, particularly in Asia where people are very concerned about the development of their child the attractiveness of that segment and the growth prospect of that segment are quite substantial.

Mr Mackey: Thank you.

❖	Matthias Cornu - Exane

Good morning, gentlemen. I hope you can hear me well. I just have one question. Martek expects in its full year guidance for 2011 more than 400 Bps. growth margin improvement. Is there any reason not to consider that within DSM this business will not improve its profitability from the current already high level?

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Mr Tanda: Of course we will not comment on Martek's statement but we will not detract from the profitability that over time, certainly with the technology-synergies can further enhance.

Mr Cornu: Thank you very much!

❖	Fabian Smeets - ING

Most of my questions have been asked, but I was just curious why the European developing markets are still so unsaturated from Martek's products? How do you intend to leverage your network to increase saturation in these markets?

Mr Tandu: Of course, the body of science takes some time to be accepted in the broad-based arena and in some areas of the world it takes a little longer. But I would point to the recent EFSA findings -- the European Food Safety Agency -- which have been extremely critical on many health ingredients but have broadly endorsed health claims that were based on Omega 3 and Omega 6 PUFAs.

Mr Sijbesma: Does that answer your question?

Mr Smeets: If you could I would be curious as to how you intend to leverage Martek within your distribution network. How do you intend to leverage your customer contacts to the benefit of the acquisition?

Mr Tanda: If you go back to our Capital Markets' Day we have a significant footprint, presence, in all of the geographies where we see growth and in of course application and sales channels in additional segments. Martek today has primarily a United States base with very few people outside of the United States. So of course, they see the same growth opportunities but they would have to build up the whole infrastructure offices, legal entities, labs. We can just slot that in in our existing infrastructure, existing customer relationships where we are already supplying health ingredients like vitamins, carotenoids and then pull through the Martek products.

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Mr Smeets: Thanks!

❖	Wim Hoste - KBC Securities

Good morning. I have two questions. You are supplying Martek with an important ingredient in ARA. In order to assess the risk of a counterbid on your offer could you elaborate on how easy it would be for Martek to change suppliers for the products you are supplying them?

My next question is on the industrial biotechnology project of Martek: how does this align with your own projects in that field? Are there any synergy potentials there or technology additions coming from Martek to your own ambitions or developments?

Mr Tanda: On your first question: of course there are other potential suppliers out there but we have a longstanding relationship with Martek, both on technological, intellectual property cooperation as well as commercial cooperation and a pretty clear contractual relationship there. But we are not the only game in the world.

On your second question on industrial biotechnology: the nice addition that Martek brings is an algea-platform. We have been very much focusing on yeasts, enzymes and other micro-organisms but we do not have an algea platform. We see Martek as having the best algea platform worldwide and I think that is also witnessed by the pipeline they have with for example their cooperation with BP in biofuels, based on algea as well as in the Pharma-area.

Mr Sijbesma: And as you know, DSM is of course strong in this whole field of new biomaterials, biochemicals, biofuels and we mainly have that based on our enzyme-technology, our micro-organisms, our yeast-technology and our bacteria-technology. Now, we add to that platform an algea-technology. Increasingly you see publications, research. Stephan mentioned BP in biofuels together with Martek. So, we are also glad. This will obviously not boost the Q1 results in 2011 but we are glad that this is also adding to that.

22	DSM Analyst call 21 December, 2010

❖	James Knight - Barclays Capital

I just have a couple of small questions left. Firstly, a point of clarification. On the patent expiry and extending contract issues, the right way to read your comments is that a significant majority of your IF-form -- rather Martek IF-customers -- have signed up for medium- to long-term contracts.

Secondly, looking at the profitability it is obviously potentially accretive or very accretive towards the Nutrition cluster post-closing. Would you think your mid- to long-term margin targets might be revised?

Mr Tanda: Rolf-Dieter will talk about your second question. On your first question: I can certainly confirm that all of the customers have made a thorough assessment of the IP-landscape, including Martek's intellectual property and our intellectual property and of course any other intellectual property out there. They have come to the conclusion that it is in their best interest to sign these medium- to long-term contracts.

Mr Knight: Very clear. Thank you!

Mr Schwalb: On the margin targets: we just set the targets for the Nutrition cluster four months ago. Let us for the time being leave it with these targets. Of course, we will always look at this, update strategy and of course update targets when necessary. But for the time being, I would leave it with that.

Mr Knight: Thank you very much.

23	DSM Analyst call 21 December, 2010

❖	Jenny Barker - Nomura

I have two questions. First of all, on the pipeline slide Martek shows that they have partnered in a number of their pipeline technology areas. Will you just be able to smooth the take-over of those partnership arrangements or could there be any changes of relationship with the change of ownership?

Secondly, you showed that nice jigsaw graphic with the algea coming in and completing the jigsaw. I apologize that I am not more than knowledgeable across the whole field of biotechnology but could you just tell me whether there are further technologies out there that we might be seeing within the next year another jigsaw graphic showing another piece to complete the jigsaw puzzle? Is the puzzle really complete with this transaction?

Mr Sijbesma: We take over all projects in the pipeline. There are no issues around change of control. Stephan, that is correct?

Mr Tanda: Yes. In terms of other jigsaw pieces: this is very broad-based capability and please also realize that is in industrial biotech it is in the context of us having also the chemistry know how, the engineering know how to build plants and plans. Of course, if you think about biorefineries and for Wave 2, there is a lot of technology that is needed. It is not that we will get into those technologies but there will always complementary technologies from partners. You know we have this onsite manufacturing concept of enzymes and yeast, so we will always focus on the high-value areas.

Mr Sijbesma: This is outside biotechnology but if you for example look at the second generation biofuels you need to have pre-treatment of the materials you get from the land and to take to cellulosic out. That pre-treatment also has all kinds of technologies which have to do with heating, crushing, etcetera. Those are complementary technologies to our technologies for example to go into Wave 2. We have some understanding and knowledge about that but this is not a strength of DSM. This is a little bit outside the biotechnology-area. Therefore Stephan says correctly that you will always need to collaborate in those things with others, but if you specifically focus on biotechnology, it is a lot about micro-organisms. Which micro-organisms do you have in life? You have in fact a couple of types of micro-organisms: moulds, in which we are very strong, we have yeast which we are very strong in and you have bacteria. Those are the three types of micro-organisms. If you go to other types of species, you go into algea. That we now also have via this technology. If you go one step further you go into human cells, like we have in our collaboration with Crucell, now Johnson&Johnson for the biopharmaceuticals, but that mainly call for biopharmaceuticals and not for other products. You can go further; there are some technologies about that like using insect-cells, et cetera but that goes a bit too far for DSM. I think with this one and especially all the things that are happening with biofuels around the algea-technology we have a pretty complete range and a very strong technology position.

24	DSM Analyst call 21 December, 2010

Mrs Barker: Thank you very much!

❖	Andreas Heine - Unicredit

I have a small question. At first, DSM was already active in the PUFA and Omega3 business. How is that complementary to the business they have from the patent protectors and what were the sales DSM had in these areas, which come now on top of what you have acquired from Martek?

I would like to have one clarification. You were saying that the target of 15% would be achieved in 2015. Are you saying that this all this acquisition will achieve this target and was this more a statement for the group?

On the market of infant ingredients and more specifically PUFA and Omega 3, how big do you think this market is currently and what is then the market share that Martek combined with DSM will have? What are the main competitors?

25	DSM Analyst call 21 December, 2010

Last but not least, all these projects which are beyond Nutrition. Would you allocate them in the new reporting line innovation and EBAs, so that the margin we see in Nutrition will be even higher as the research projects have only expanded and might be allocated to this line?

Mr Tanda: You are correct, we indeed have a small PUFA-business ourselves but it is a very different business where in fact we buy oil on the market. The main value-add portion is that we convert it into forms, meaning powders, that are then used for certain food and beverage applications. This forms-technology will certainly be also beneficial to Martek-products, so we will use that. But it is really not a competitive situation.

On your second question about the market size: we actually have on the website a second presentation that gives you background on Omega 3 and Omega 6. There we call out a market size of US$ 1.6 billion across Omega 3 and Omega 6. You will there also the breakdown of competing technologies in that space.

Mr Heine: What is Martek contributing to these US$ 1.6 billion? I do not have only have the […] they have also others. What is Martek's position purely in this Omega 3 and PUFA-business?

Mr Tanda: Fundamentally, you have vegetable oil sources like flax seed. It is on slide 6 of the background presentation. Then you have a large range of fish-oil based products, Omega 3 oil straight, then higher concentrated oils, the condensed DHA and EPA from fish, which are mainly used in the so-called fish-oil pills, dietary supplements, then you have a portion of the market that comes from tuna and then Martek's uniqueness is that their DHA and ARA are not made from fish-oil but from algae and fungi sources that are also seen as vegetarian. It really depends on the segment. There is not really a lot of competitive intensity between those two segments; they are really depending on what the customer needs for the different areas.

26	DSM Analyst call 21 December, 2010

Mr Heine: Thanks.

Mr Schwalb: On your last question: we will of course have to sort that out when we get there, when the whole process is behind us and the deal is closed. Then we can really go into the business. Then we will sort out whether certain projects might also end up in our innovation area or whether we keep them in that business. There we will have to wait.

On the return on capital employed question: first of all, our target is of course not for 2015 but for 2013. That is why I confirm, that we will reach our target for 2013. The merger accounting rules for these kinds of situations will lead to certain step-ups of balance sheet items. Those step-ups in term then lead to higher depreciation for a certain period and this higher depreciation of course reduces EBIT. So, if you look at our return on capital employed, the definition which is EBIT divided by capital employed, then because of that effect in the initial years the return on capital employed of that business after the merger is lower than the 15%. It will for sure be higher later because mainly one element, which is the customer relationships -- of course we do not know exactly at the moment how these valuations will all go after closing; we need to involve accountants about the degree of the split of the total purchase price -- and these will be depreciated over five years only. So, after those five years for sure it should be above 15%. But based on the merger accounting rules initially they are not.

Maybe also on that note and before you ask the question or do you calculations I want to say something on the EBITDA-margins. You will have seen some notes already published, which were right but I still want to confirm the way we would calculate it -- you could also say after closing in hindsight the EBITDA-multiple for us is slightly below 8. That is of course in 2010 fiscal year, where you have the published numbers. The Amerifit-acquisition, which obviously was fully paid in the year -- so, it is also part of our acquisition now -- was only included in the results for about eight months of the twelve. So, on a full year basis and also looking at the cash generation of the company in the meantime, we expect an EBITDA-multiple finally at closing of slightly below 8.

27	DSM Analyst call 21 December, 2010

❖	Andrew Stott - Bank of America Merill Lynch

Good morning. If you look at Martek slides from November it shows just the infant formula sales. In 2008 they did 301 and in 2009 286. If you annualize the nine months of this year it is 315. So, it is sort of broadly flat compared to a very steep growth curve for five years prior to that period. Can you explain what is behind that slow-down?

Secondly, on the same slide in their presentation they say that they are working on a number of other global sole source supply agreements. So, these are in addition to Mead Johnson and Danone. They are already locked in until 2014-2015. I know you are not going to tell me what those might be but can you give me an idea of the activity behind the scenes on further global agreements?

Mr Tanda: I have a couple of points and I apologize I do not have those slides in front of me. From memory I can direct you also to the 2009 Annual Report where they extensively comment that the 2009 sales development and the slow-down there has to do with the crisis. There has been a significant inventory build-up in the chain. That has been pulled out over the year of 2009. If you look at the 2010 results you see good growth. I think I quoted a number of 11% in infant formula earlier. So, this is clearly a supply-chain effect during that year but the growth in international markets will be much more rapid than in the US market. Infant formula growth in the financial year 2010 was 11%, according to their Q4 press release.

What was your second question?

Mr Stott: It says on the same slide that they have extended sole source of supply agreements to Mead Johnson and Danone. It says 'working on others'. I know you are not going to tell me what you might or might not sign until you have done it but could you give me an idea of what level of activity is going on with other global agreements behind the scenes?

28	DSM Analyst call 21 December, 2010

Mr Tanda: I can tell you one, which was filed with the SEC recently, which is with Abott, another large player. Another one, which is not in the infant formula area, is with COFCO of China. So, those are just some examples.

Mr Stott: Can I just thank you for answering that? Can I just follow up with Rolf-Dieter? You have given a 15 to 20 for EPS-enhancement. Does that include any expected synergies?

Mr Schwalb: No, that is not yet including any synergies. That is just as it is today. But it is also excluding of course exceptional items, which would then be connected to synergies. So, it is the ongoing business as it is.

Mr Stott: Brilliant! Thank you very much!

Mr Schwalb: Unfortunately, time is over. We are a little bit over one hour, which we had announced. Let me thank you all for your participation in this call. Finishing this call just before Christmas and the holiday season: I wish you all a very nice holiday period and a happy and successful year 2011. Thank you!

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End of call

29	DSM Analyst call 21 December, 2010